February 26, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	F5 Networks, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 6, 2015
File No. 000-26041

Dear Ms. Collins:

We are submitting this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Commission”) in your letter dated February 11, 2016 relating to the Annual Report on Form 10-K (the “Form 10-K”) of F5 Networks, Inc. (the “Company”) filed with the Commission on November 6, 2015. For your convenience, we have set forth each of the Staff’s comments below, followed by our responses.
Legal Proceedings, page 27

1.
Please tell us the relief sought in the pending patent infringement litigation with Radware Ltd and Radware Inc. and confirm that you will disclose in future filings the relief sought in all material pending legal proceedings. Refer to Item 103 of Regulation S-K.

Response:
The relief sought in the pending patent infringement litigation with Radware Ltd and Radware Inc. is unspecified damages, attorneys’ fees, and injunctive relief.
We note that in preparing our Form 10-K the Company considered whether the disclosure obligations of Item 103 of Regulation S-K (including the relief sought) would be applicable to the Radware litigation. However, we concluded that, although the Radware litigation was disclosed in Note 7 (Commitments and Contingencies) to our Consolidated Financial Statements as part of our loss contingency analysis under ASC 450, it was not required pursuant to Item 103 of Regulation S-K as (i) the litigation is ordinary routine litigation incidental to our business and (ii) our estimate of the amount involved, exclusive of interest and costs, does not exceed 10% of the current assets of the Company and its subsidiaries on a consolidated basis. While the Company did not have any material legal proceedings requiring disclosure under Item 103 of Regulation S-K, we elected in “Item 3--Legal Proceedings” in our Form 10-K to include a cross-reference to the disclosure in Note 7 to provide investors with additional information regarding legal proceedings in which we are involved.

February 26, 2016

The Company will continue to re-evaluate the Radware litigation in connection with our future filings to determine whether additional disclosure is required pursuant to Item 103 of Regulation S-K. The Company also hereby confirms that we will disclose in future filings the relief sought in all material pending legal proceedings as required by Item 103 of Regulation S-K.
Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Other Assets, page 52

2.
We note your policy disclosure regarding software development costs and that you did not capitalize any software development costs in the fiscal years presented. On page 11 you disclose that in fiscal 2015, approximately 93 percent of your product development organization was engaged in software development. We further note management remarks on your fourth quarter 2015 earnings call indicating that you have approximately two major software releases a year. Please briefly describe your software development process and explain why you did not capitalize any development costs during the periods presented. Refer to paragraphs 25-1 and 25-2 of ASC 985-20-25.

Response:
The Company’s software development cycle typically follows a major software release product roadmap where a new major software release occurs every six-twelve months. A major software release introduces and enhances the Company’s software product offerings and related software modules. Software development occurs within the Company’s Product Development (PD) teams, who follow a cyclical format commensurate with the six-twelve month deployment of a major software release. PD teams are organized to allow for the initial planning of a new software release concurrently with development of an existing release. This overlapping strategy allows for the concurrent planning and design stages to be completed, while another release is finished and made available to the general public. During the design stage, PD teams review the feature set of the release in order to ascertain whether it should be introduced within the final product. Various decisions are considered such as feasibility of accomplishing the development of the feature within the timeframe, whether it addresses customer needs, and whether the feature can meet the desired technical specifications. Upon deciding on the design build, development begins on the source code to achieve the critical components of the software release.
PD teams are disaggregated amongst respective critical feature sets and product modules to allow the source code of the release to be developed simultaneously. During the development of critical features introduced within the release, critical design reviews are conducted in order to determine the achievement of the specified design build. Upon meeting the design specification within the release, the source code of the critical feature is merged to the “mainline” source code, which represents the base source code to be released to the general public. The mainline source code is then propagated down throughout other teams, who are engaged in the development of other critical features of the release. This method allows for the complete integration of the design during development, so that all members are working with the latest build of the software release. Once all critical features have been reviewed, approved, and merged to the mainline source code by all PD teams involved, the release moves to integration testing. Integration testing involves testing the release’s design features to ensure there are no critical failures (i.e. critical software bugs, glitches, etc.) that may have occurred during the integration of the source code.

February 26, 2016

After the completion of integration testing, the release is considered a “Release Candidate,” after all planning, designing, coding, and testing activities have been completed that are necessary to meet the critical design specifications, functions, and features of the release. After integration testing, a much smaller PD team performs quality testing of the complete software release before release to the general public for a period that typically is less than a month. Development activities cease upon the successful completion of this final round of validation, and the software is then released to the general public.
The Company has an established accounting policy governing software development related to products to be sold, leased, or marketed, which encompasses major software releases of existing and new product offerings. We note that technological feasibility, as defined within ASC 985-20-25-2, occurs when software development reaches the “Release Candidate” milestone. Costs, which consist mostly of internal salaries and benefits of PD personnel involved, leading up to this milestone are appropriately expensed by the Company as research and development activities pursuant to ASC 985-20-25-1. Costs incurred immediately after achieving technological feasibility, but before the product is released to the general public, include testing and validation of the final design build. The timing of this stage of development is approximately less than one month. Due to the short window of time between achievement of technological feasibility and product release, costs incurred during this period have been less than $1M annually, which is immaterial and therefore expensed as research and development activities. As such, software development costs to be sold, leased or marketed have been expensed as incurred, and not capitalized, within the periods presented.

3.
On page 16 you disclose that you are devoting significant resources to develop and deploy your own competing cloud-based software and services strategies. Please tell us the amount of expensed as incurred costs related to your development of internal-use software for the periods presented. Tell us what consideration was given to disclosing your policy for internal-use software development costs. Refer to ASC 350-40-25.

Response:
To add clarification to the information disclosed on page 16 of our Form 10-K, regarding the development and deployment of our cloud-based software and service strategies, the majority of Company resources have been devoted to the deployment of our go-to-market strategy of our cloud-based product offerings. This statement does not necessarily reflect Company management devoting significant software development resources in bringing products to market. To provide visibility to what software development activities have been deployed in this area, we have provided the below information regarding software development activities specific to our cloud-based SaaS product offerings.
The Company has an established policy and formal process that it follows in monitoring and determining what costs attributed to internal-use software should be expensed or capitalized under ASC 350-40-25. Costs incurred by the Company related to internal-use software include SaaS-based product solutions under its Silverline product offerings. Under this policy, relevant costs that are incurred within the application development stage are capitalized as internal-use software, while preliminary and post-implementation costs, such as exploratory studies, maintenance, and process documentation, are expensed as incurred.
Our cloud-based software and services strategies discussed on page 16 of our Form 10-K, which are part of the Company’s cloud-based products under Silverline, are comprised of two SaaS-based product offerings: DDoS protection and Web Application Firewall (WAF).
The DDoS protection application was obtained in the Company’s acquisition of Defense.net in May of 2014 and was recorded as acquired developed technology in the amount of $3.5M. This acquired cost represents the developed technology of this SaaS offering. Subsequent costs attributed to DDoS have been primarily customer maintenance-oriented, and have been expensed as incurred as they do not meet the definition of application development-type activities.

February 26, 2016

The Company’s WAF offering is a SaaS-based variety of our Application Security Manager (ASM) product solution, which is an existing developed perpetual software offering. Ongoing software development of WAF is completed during the Company’s existing major release software process of ASM (as discussed above within the response to Comment #2 above), and therefore follows accounting under ASC 985-20. Incremental development costs related to converting ASM to the SaaS-based offering for WAF are subject to accounting guidance within ASC 350. Incremental costs-to-date have been less than $2M, which is immaterial, and have been expensed as research and development activities. There are no significant incremental costs related to the SaaS offering of this product that would qualify for capitalization under ASC 350.
As such, software development costs specific to the Company’s cloud-based software and services strategy have been immaterial to-date, and have been expensed as research and development activities.
The Company has incurred other costs related to internal-use software, primarily costs related to ERP systems, which support various business functions. The Company includes the amount of capitalized internal-use software within the “Computer equipment” heading, in its property and equipment footnote disclosure on page 51 of our Form 10-K. Capitalized costs for internal-use software were $3.1M, $4.2M, and $6.3M for the fiscal years 2013, 2014, and 2015, respectively.

February 26, 2016

In its future SEC filings, the Company will enhance its disclosure of its internal-use software accounting policy to provide additional clarity for investors.
In connection with our responses above, the Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (206) 272-6519 with any questions regarding this letter.

Very truly yours,

/s/ Andy Reinland
Andy Reinland
Executive Vice President and Chief Financial Officer

cc:	John McAdam, F5 Networks, Inc.
Scot Rogers, F5 Networks, Inc.
Greg Davis, F5 Networks, Inc.